

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2020

Daniel J. Starck
Chief Executive Officer
Apria, Inc.
26220 Enterprise Court
Lake Forest, California 92630

> **Re: Apria, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 21, 2020**
> **CIK No. 0001735803**

Dear Mr. Starck:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration statement filed September 21, 2020

Summary, page 1

1. We note your statement added in response to our prior comment 1 that the reorganization transactions will "enable a more flexible capital structure" for Apria following the IPO. Please expand to clarify why you believe the structure will be more flexible, so that investors may understand the anticipated benefits of the reorganization and structure discussed.

Our Organizational Structure, page 10

2.   We note your revised disclosure provided in response to our prior comment 5. While we note you have included a cross-reference to the detailed summaries of the agreements on page 155, please further revise the newly added disclosure on page 13 to clarify the manner in which the number of Sponsor Directors will be determined, highlighting the number of Sponsor Directors you expect to comprise the initial post-IPO board of directors.

Management's Discussion and Analysis
Liquidity and Capital Resources
Tax Receivable Agreement, page 81

3.   Refer to your response to our comment 12 and the revised disclosure and address the following:

- Your response appears to indicate that you intend to estimate the aggregate liability for the tax receivable agreement based on the projected future taxable income which you state will vary depending upon a number of factors, including the amount, character and timing of your income. You acknowledge that the projection of future taxable income involves significant judgment and uncertainty and actual taxable income may differ from your estimates which could significantly impact your best estimate of the liability under the Tax Receivable Agreement. Please tell us how recording the aggregate liability would meet the probable and estimable criteria in ASC 450-20-25-2.
- Tell us why subsequent changes in the liability would be recorded as additional paid in capital as the distributions are to former owners. It would appear that changes in the measurement of the liability should be recognized in operating income outside of income tax expense.

You may contact Jeanne Bennett at (202) 551-3606 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edgar Lewandowski, Esq.